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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 AND ENDING 06/30/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOFT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 E. 59th St., Ste 1201
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Hamaoui (212) 421-5558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alan Doft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doft & Co., Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN DOFT
Notary Public, State of New York
No. 02DO5050891
Qualified in New York County
Commission Expires 10/23/13

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Doft & Co., Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Doft & Co., Inc. as of June 30, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Doft & Co., Inc. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
August 27, 2013

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2013

ASSETS	
Securities owned, at fair value	$ 33,966,615
Investment in investment company, at fair value	1,077,964
Cash and cash equivalents	16,153
Due from clearing broker	209,211
Prepaid taxes	11,127
Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $207,378)	5,561
Other assets	267,832
	$ 35,554,463
LIABILITIES	
Accrued expenses and accounts payable	$ 98,712
Current taxes payable	9,050
Deferred tax liability	1,719,745
Total liabilities	1,827,507
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	33,383,786
Total stockholder's equity	33,726,956
	$ 35,554,463

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2] The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

The Company's investment in an investment company is recorded at fair value. The fair value represents the Company's proportionate share of the investment company's net assets. If management determines, based on its due diligence and investment monitoring procedures, that the valuation, based on information provided by the investment company does not represent fair value, then management estimates the fair value in good faith based upon available information.

[3] The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[5] Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2013.

The Company's tax year ends on June 30, and tax years 2010 through 2013 remain open to examination for most taxing authorities.

[7] The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - VALUATION OF INVESTMENTS

The following table presents the Company's assets and liabilities by level within the fair value hierarchy at June 30, 2013:

	Fair Value	Fair Value Hierarchy
Assets:		
Securities owned:		
Common stocks:		
Consumer, non-cyclical	$ 9,881,056	Level 1
Financial	5,368,226	Level 1
Industrial	4,983,460	Level 1
Technology	3,951,731	Level 1
Utilities	3,519,000	Level 1
Communications	711,180	Level 1
Total common stock	28,414,653	
Money market and demand note accounts	5,551,962	Level 2
	$ 33,966,615	
Investment company	$ 1,077,964	Level 3

NOTE B - VALUATION OF INVESTMENTS (CONTINUED)

The following disclosures relate to the changes in fair value of the Company's Level 3 investment as of June 30, 2013:

Balance as of June 30, 2012	$ 1,230,469
Net purchases during the year	34,884
Unrealized loss	(187,389)
Balance as of June 30, 2013	$ 1,077,964
Change in unrealized loss for investment still held at June 30, 2013	$ (187,389)

NOTE C - STOCKHOLDER'S EQUITY

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of the New York Stock Exchange, Inc., at $1,000 a share. Common stock and preferred stock have the same dividend rights and dividends are paid only if and when declared by the Board of Directors.

NOTE D - INCOME TAXES

At June 30, 2013, the Company has a deferred tax liability of approximately $1,719,745, principally relating to unrealized gains on securities transactions.

NOTE E - RETIREMENT AND PROFIT SHARING PLAN

The Company maintains a retirement and profit sharing plan covering certain employees with at least one year of service. Contributions to the retirement and profit sharing plan are at the discretion of the Company's Board of Directors. The Company reserves the right to amend the plan at any time. The Company made no contributions in the current year in connection with this plan.

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] Lease:

The Company leases office space pursuant to a seven-year and one-month lease agreement. The lease, which commenced on November 1, 2007, provided for free rent for the first two and a half months of the lease period. For financial statement purposes, rent expense is recognized based upon the total rental payments on a straight-line basis over the life of the lease.

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Lease: (continued)

As of June 30, 2013, the Company provided a letter of credit in the amount of approximately $126,000 pursuant to the terms of the lease, collateralized by a money market account with a balance of approximately $126,000 as of June 30, 2013, which is included in other assets. The estimated minimum rental payments for the lease are as follows:

Year Ending June 30,	
2014	$ 262,000
2015	109,000
	$ 371,000

[2] Investment company:

In December 2009, the Company purchased an investment company interest from a related party for $208,171. Subsequent to the initial purchase, the Company contributed an additional $1,219,040 into the investment company and received distributions totaling approximately $102,468. The purpose of the investment company is to provide long-term capital appreciation through the acquisition of equity, debt, equity-related and debt-related interests, predominately in unquoted companies in Western Europe and by making other selective equity and equity-related investments and debt and debt-related investments. The Company is restricted from withdrawal or transfer until termination of the investment company or at the discretion of the underlying general partner. The Company has an outstanding commitment to the investment company in the amount of $208,808.

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The net asset value of an investment company does not take into account the effect of factors such as an investment company's lock-up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment company's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment company may be limited or suspended (in whole or in part) as deemed necessary by the company's investment managers. Substantial requests for withdrawals from an investment company could cause the investment company to liquidate positions sooner than would otherwise be desirable, which could adversely affect the performance of the investment company. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment company's net assets could make it more difficult for an investment company to diversify its holdings and achieve its investment objectives.

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk: (continued)

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

NOTE G - RELATED PARTY TRANSACTIONS

During the year ended June 30, 2013, the Company acted as an introducing broker for various related parties.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had a ratio of aggregate indebtedness to net capital of .005 to 1 and its net capital was approximately $21,728,000 compared to the minimum requirement of $100,000.

NOTE I - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customer."